SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                         _ _ _ _ _ _ _ _ _ _ _ _

                                 FORM 6-K

                      REPORT of Foreign Private Issuer
                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

For the month of: February 2003

                               Filtronic plc
            (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West Yorkshire BD18 3TT, UK
                (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _ _ _             No _ X _

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: February 11, 2003        By:  /s/ Fiona Pick
                                   _ _ _ _ _ _ _ _ _ _
                           Name:   Fiona Pick
                           Title:  Solicitor and Assistant
                                   Company Secretary

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                          SCHEDULE 11

  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Filtronic plc

2. Name of director

John Samuel

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

The notification is in respect of a holding of the shareholder named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Samuel

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Gift to a charity

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

5,000

10. Percentage of issued class

0.0067

11. Class of security

Ordinary

12. Price per share

N/A

13. Date of transaction

11 February 2003

14. Date company informed

11 February 2003

15. Total holding following this notification

450,459

16. Total percentage holding of issued class following this notification

0.6062

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

Fiona Pick, tel. 01274 231166

25. Name and signature of authorised company official responsible for making this notification

Fiona Pick

Date of Notification

11 February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in
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document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.